[LETTERHEAD OF BURNS & LEVINSON LLP]

May 25, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Vista Gold Corp.

Registration Statement on Form S-3

Filed April 4, 2006

File No.: 333-132975

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 31, 2006

File No. 001-09025

Ladies and Gentlemen:

On behalf of our client, Vista Gold Corp. (the “Company”), we set forth below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in letters dated May 4, 2006 from Tangela S. Richter and May 5, 2006 from H. Roger Schwall, regarding the Company’s (i) Registration Statement on Form S-3 (the “Form S-3”), as filed with the Commission on April 4, 2006 and (ii) Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”), as filed with the Commission on March 31, 2006. For your convenience, each response follows the sequentially numbered Comment copied from your letters of May 4 and May 5, 2006. As noted in our response to Comment 3 (May 5 letter), the Company intends to file Amendment No. 1 to the Form 10-K shortly following this letter, to incorporate the response to that Comment.

Comment Letter Dated May 4, 2006

Form S-3

Selling Security Holders, page 11

Comment (1):

Determine whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf

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May 25, 2006

compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

Response (1):

None of the selling shareholders is a broker-dealer registered under the Securities Exchange Act of 1934. Two of the selling shareholders may be considered affiliates of registered broker-dealers, as follows: (i) ABN AMRO Bank N.V. London Branch may be considered an affiliate of ABN AMRO Incorporated and of LaSalle Financial Services, Inc., both of which are registered broker-dealers and subsidiaries of ABN AMRO Bank N.V., by virtue of being under common control with such broker-dealers since the ABN AMRO Bank N.V. London Branch is also controlled by ABN AMRO Bank N.V.; and (ii) Quest Capital Corp. may be considered an affiliate of Global Resource Investments Ltd., a registered broker-dealer, which is owned by entities controlled by Mr. A. R. Rule. Mr. Rule and affiliated entities also beneficially own approximately 10% of the outstanding common shares of Quest Capital Corp. We confirm that each of ABN AMRO Bank N.V. London Branch and Quest Capital Corp. purchased the securities being registered on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Comment (2):

We note that of the shares being registered for resale, 177,053 of them are issuable to JAAC as consideration for entering into an agreement to purchase the Mt. Todd gold mine. You further anticipate that the transactions contemplated under this agreement will be completed and effective by July 2006. Given these facts, please tell us why you believe that the offering of the 177,053 shares has been completed such that the registration of the resale of such shares is appropriate at this time. We may have further comment.

Response (2):

We believe that the offering of the 177,053 shares to the JAAC has been completed such that registration of the resale of such shares is appropriate at this time.

U.S. Securities and Exchange Commission

May 25, 2006

In accordance with guidance provided by the Staff in connection with so-called “PIPE” (private-investment, public-equity) transactions, the Staff indicated that they would not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. The Staff interpretation also states that there can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. As well, the closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. (See the Division of Corporate Finance Manual of Publicly Available Telephone Interpretations Supplement — March 1999, #3S(b).) The issuance of the JAAC Shares pursuant to the Deed of Variation, Adoption and Release (the “JAAC Agreement”) satisfies these criteria, as set forth below.

1.	The Company has completed a Section 4(2)-exempt sale of the securities to the JAAC, and the JAAC was at market risk at the time of filing of the resale registration statement and continues to be at market risk.

The issuance of the JAAC Shares to the JAAC, an accredited investor as defined under the Securities Act of 1933 (the “Act”) was exempt from the registration requirements of the Act pursuant to Section 4(2) thereof as a transaction by an issuer not involving a public offering. The JAAC was at market risk at the time of filing of the resale registration statement and continues to be at market risk because, as discussed in #2-4 below, it is irrevocably bound to purchase a set number of securities for a set purchase price, and there are no conditions to closing of the share issuance that are within the JAAC’s control or that the JAAC can cause not to be satisfied.

2.	The JAAC is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.

Section 6.1 of the JAAC Agreement states that the Company is to issue such number of shares with an aggregate value based on the “market price” on the Toronto Stock Exchange at the Effective Date equal to CAD$1.0 million. The term “Effective Date” is defined in the JAAC Agreement as “the time and date of completion of the Mining Tenements Transfer Agreement”. We are informed by the Company’s Australian counsel that completion of the Mining Tenements Transfer Agreement was effected on March 24, 2006 and the number of the Company’s shares to be issued was calculated

U.S. Securities and Exchange Commission

May 25, 2006

based on the market price at that date. There is no provision in the JAAC Agreement or other transaction document relating to the Company’s acquisition of the Mt. Todd mining assets for any adjustment of the share number, so the JAAC is irrevocably bound to purchase 177,053 shares of the Company under the JAAC Agreement.

3.	There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.

None of the conditions to closing are within the control of the JAAC, nor can the JAAC cause any of the conditions not to be satisfied. Section 6.1 of the JAAC Agreement specifies that required regulatory approvals must be obtained prior to the issuance of the shares to the JAAC. “Regulatory Approvals” is defined in the JAAC Agreement as “the approval of the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”) for [the Company] to issue the shares to the [JAAC]”. Both the TSX and AMEX approvals for issuance have been obtained and neither of the approvals is or was under the control of the JAAC.

In addition, Section 2 of the JAAC Agreement provides that the agreement shall have no effect, and the provisions of the agreement shall not be enforceable until the later of:

(a)	The execution of the Deed of Termination—Barnjarn Joint Venture Agreement by all of the parties thereto (this was done on March 14, 2006); and

(b)	The registration date.

“Registration Date” means the date upon which Vista Gold Australia Pty Limited (“Vista Australia”) becomes registered as the owner, holder or proprietor of any of the Mining Leases.

The only outstanding condition to make the closing unconditional is the registration of the Mining Leases into the name of Vista Australia. This is under the control of the Minister of Mines for the Northern Territory of Australia and is now expected to occur by mid-June 2006 (see below). This condition was not and is not under the control of the JAAC.

4.	The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

The Company anticipates that the Form S-3 resale registration statement would be declared effective at or before the end of May 2006. We understand from the Company’s Australian counsel that the transfer of the Mining Leases is expected to occur by

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May 25, 2006

mid-June 2006. Since this is the last step required for completion of the Mt. Todd mining asset transfer and issuance of the JAAC Shares, the Company anticipates that it will be able to issue the JAAC Shares in or about mid-June 2006, which is shortly after the anticipated date that the Form S-3 resale registration statement would be declared effective.

Comment Letter Dated May 5, 2006

Comment (1)

Please note that the following engineering comments are in addition to the ones included in our letter dated May 4, 2006. You may address all of the comments in one response letter.

Response (1)

We are addressing in this letter the Comments from the letters of May 4 and May 5, 2006.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Properties, page 17

Comment (2)

Ensure that your mineral properties are discussed in your narrative in the order of their importance to you.

Response (2)

We confirm that our mineral properties are discussed in our narrative in the Form 10-K in the order of their importance to us.

Comment (3)

We note that you disclosed that estimates of mineral reserves you provide in this filing were developed using the requirements of Canada’s National Instrument 43-101, which is allowed in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, you will still be required to disclose your reserve estimates according to Guide 7 definitions. As needed, provide a comparative table and reconciliation narrative explaining any differences between the estimates using Commission definitions and the National Instrument 43-101 definitions.

U.S. Securities and Exchange Commission

May 25, 2006

Response (3):

We propose to revise our disclosures concerning mineral reserve estimates at our Hycroft and Paredones Amarillos properties contained in the Form 10-K, as set forth below. We would plan to file an Amendment to the Form 10-K to include such revisions.

Hycroft Mine

We propose to add the following below the reserve table and cautionary note at the end of “Updated Feasibility Study” on p. 19 of the Form 10-K:

“Based on guidelines provided by the SEC, reserves would have to be calculated using a gold price of US$400 per ounce. Proven and probable mineral reserves at a gold price of US$400 per ounce contained in an optimized but not a designed pit are summarized in the following table:

	Hycroft Mineral Reserve Estimate (0.005 opt cyanide-soluble gold cutoff grade)
Gold Price US$400 per ounce Reserve Category	Short Tons (millions)	Fire Assay Gold Grade (opt)	Contained Gold Ounces	Waste Tons (millions)	Strip Ratio (Waste:Ore)
Proven	8.144	0.026	211,744
Probable	14.905	0.022	327,910
Totals	23.049	0.023	539,654	32,674	1.42

Paredones Amarillos

We propose to add the following below the reserve table and cautionary note in “Preliminary Feasibility Study” on pp. 20-21 of the Form 10-K:

“Based on guidelines provided by the SEC, since we have obtained a preliminary feasibility study but not a bankable feasibility study with respect to the above, we are reporting no reserves under U.S. SEC standards.”

This letter responds to all comments contained in Ms. Richter’s and Mr. Schwall’s letters of May 4, 2006 and May 5, 2006, respectively. If you have any questions, please do not hesitate to call me at 617-854-4000.

U.S. Securities and Exchange Commission

May 25, 2006

Very truly yours,

/s/ Susan K. Shapiro

Susan K. Shapiro

cc:	Mr. Jason Wynn

Ms. Tangela S. Richter

Mr. Michael B. Richings